Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Cinram International to Acquire Ditan Corporation

    (all figures in U.S. dollars)

    TORONTO, April 2 /CNW/ - Cinram International Income Fund (TSX: CRW.UN)
today announced that Cinram International Inc., its indirect, wholly-owned subsidiary ("Cinram") has entered into an agreement to purchase Ditan
Corporation, the leading third-party interactive software and games distribution company in the United States.
    "Ditan's strong relationship with the interactive software industry and well established footprint will provide Cinram with a point of entry into a new industry that is directly adjacent and complimentary to ours," said Cinram chief executive officer Dave Rubenstein. "They have a large stable of renowned video games customers and retailers with medium to long-term contracts that will be accretive to Cinram."
    Under the terms of the agreement, Cinram will acquire Ditan Corporation for $50 million in initial cash consideration, plus additional cash consideration to be earned upon the achievement of certain future performance metrics. The transaction is expected to close in the second quarter of 2007, subject to customary closing conditions, including regulatory approval.
    "There are significant information technology, engineering, automation, operational and purchasing synergies to be harvested from the combination of our two businesses that will further enhance the world-class services that
Ditan currently provides to its blue-chip clients," said Ron Novotny, president and chief executive officer of Ditan Corporation. "Exceeding our customers' expectations has always been our commitment and has contributed significantly in developing those long-standing relationships."
    Ditan is a privately held company that specializes in direct-to-store and third-party logistics. Their customers include leading video game publishers, major retailers and home video studios. Ditan maintains a long-standing market leading position in providing innovative distribution solutions for all facets of the video game industry. In addition, Ditan is an authorized value-added service provider for the major video game platforms. The company has strategically located facilities in Atlanta, Indianapolis, Louisville and
Seattle, and 180 employees.

    About Cinram

    Cinram International Inc., an indirect, wholly-owned subsidiary of the
Fund, is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe,
Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund's units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. For more information, visit our website at www.cinram.com.

    Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Fund's products and services; multimedia
duplication/replication industry conditions and capacity; the ability of the
Fund to implement its business strategy; the Fund's ability to retain major customers; the Fund's ability to invest successfully in new technologies and other factors which are described in the Fund's filings with applicable securities commissions. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

    %CIK: 0000908262

    /For further information: Lyne Beauregard Fisher, Tel: (416) 321-7930,
lynefisher(at)cinram.com/
    (CRW.UN.)

CO:  Cinram International Income Fund

CNW 08:07e 02-APR-07